UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              Schedule 13D

                 Under the Securities Exchange Act of 1934

                   Ligand Pharmaceuticals Incorporated
               -------------------------------------------
                            (Name of Issuer)

                          CLASS B COMMON STOCK
                   ----------------------------------
                     (Title of Class of Securities)
                                53220K108
                               ----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                  5 Giralda Farms, Madison, N.J. 07940
                             (973) 660-5000
                           -------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             September 2, 1997
                        -------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53220K108

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     2,073,014

8.   SHARED VOTING POWER


9.   SOLE DISPOSITIVE POWER

     2,073,014

10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,073,014

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

     This statement relates to the Common Stock of Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Company"), which has its principal executive offices at 9393 Towne Center Drive, San Diego, California 92121.

Item 2.   Identity and Background.

     This statement is filed by American Home Products Corporation, a Delaware corporation ("AHP"). AHP's principal executive offices are located at Five Giralda Farms, Madison, New Jersey 07940.

     AHP is one of the world leaders in prescription drugs, packaged medicines, medical supplies and instrumentation, over the counter medications, veterinary products and agricultural chemicals. Through its subsidiaries and divisions, AHP is a major research-oriented pharmaceutical company with leading products in the areas of women's health care, cardiovascular and metabolic therapies, central nervous system drugs, anti-inflammatory agents, vaccines and infant nutritionals.

     For information required by this Item 2 of Schedule 13D with respect to the executive officers and directors of AHP, reference is made to Attachment A to this Schedule 13D, which is incorporated herein by reference.

     Neither AHP, nor to its best knowledge, any of the persons named on Attachment A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Previous purchases of the Company's Common Stock and convertible promissory notes were made from AHP's working capital. However, no additional consideration was paid to the Company in conjunction with the event reported herein.

Item 4.   Purpose of Transaction.

     As was previously reported on an earlier Schedule 13D, dated September 12, 1994, for the event which occurred on September 2, 1994 which is hereby incorporated by reference herein and is attached as Exhibit I (as amended, the "Original Schedule 13D"), with reference to AHP's ownership of Company Class A Common Stock, on September 2, 1994, AHP purchased 431,965 shares of Class A Common Stock pursuant to a Stock and Note Purchase Agreement, by and between AHP and the Company (the "Purchase Agreement") for a total purchase price of $5 million. In addition, under the Purchase Agreement, AHP purchased at 100% of the principal amount thereof an Unsecured Convertible Promissory Note in the principal amount of $10 million (as amended, the "First Note"), and agreed to purchase a $5 million Unsecured Convertible Promissory Note (the "Second Note") contingent upon certain research milestones being reached under the Research Agreement (as defined below) and an additional $5 million Unsecured Convertible Promissory Note (the "Third Note" and, together with the First Note and the Second Note, the "Notes") contingent upon AHP exercising its right to extend the Research Agreement. Each of the Purchase Agreement and the Notes as amended are incorporated herein by reference to the Original Schedule 13D.

     On November 24, 1994, all outstanding Class A Common Stock of the
Company were automatically converted into shares of Class B Common Stock at the ratio of 1 share of Class A Common Stock to 1.33 shares of Class B Common Stock. This conversion, which caused AHP's beneficial ownership of that class of equity securities to drop below 5% (converted into 574,513 shares of Class B Common Stock), as voluntarily reported as Amendment No. 1 to the Original
Schedule 13D which was filed on December 22, 1994 and which is hereby incorporated by reference herein and is attached as Exhibit II.

     The First Note and Second Note, which was issued on December 26, 1996, each bear interest, and if and when issued, the Third Note, will bear interest at 7.75% per annum, with interest to be paid semi-annually. The Notes will mature on September 2, 1999; however, the Company may extend the Notes for an additional two year period. On or after September 2, 1997, AHP will have the option to convert the entire remaining principal amount and any unpaid interest of each the Notes into Common Stock at a conversion price of $10.01 per share, subject to adjustment. Each of the Notes may be prepaid, in whole or in part, at any time without premium or penalty upon fifteen days' written notice to AHP provided that the Company has not received written notice of AHP's intention to convert any of the Notes into Common Stock. In addition, on or after June 30, 1996, the Company has the right under each of the outstanding Notes to cause a portion of the outstanding principal of each Note to convert into the Company's Class B Common Stock, provided that the average market price of such stock is at least $11.51, subject to adjustment, for the ten trading days preceding and including the date of any conversion notice and such conversions, in the aggregate, shall not exceed $3.75 million in any six month period or $7.5 million in any twelve month period (each referred to herein as a "Company Put").

     Since June 30, 1996, the Company has exercised a Company Put on three occasions: (i) on August 29, 1996 converting $3.75 million of the principal amount of the First Note into 374,626 shares of Class B Common Stock; (ii) on March 20, 1997 converting $3.75 million of the principal amount of the First
Note into 374,626 shares of Class B Common Stock; and (iii) on July 28, 1997 converting the remaining $2.5 million of the principal amount of the First
Note into 249,749 shares of Class B Common Stock.

     Pursuant to AHP's right to convert the Second Note into 499,500 shares of Class B Common Stock effective on September 2, 1997, such shares are now deemed to be "beneficially owned" pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), bringing AHP's beneficial ownership of the class of equity securities to more than 5%.

     Except in accordance with the terms of the Purchase Agreement, AHP has agreed not to sell any of the shares of capital stock of the Company purchased thereunder or pursuant to any of the Notes nor purchase any other securities of the Company without the Company's prior written consent during the research term under the Research, Development and License Agreement by and between AHP and the Company, dated September 2, 1994 as amended to date (the "Research Agreement").

     AHP continues to review its investment in the Company but has not determined whether it will maintain, increase (including conversion of any principal or interest under any Note) or decrease its ownership of Company securities. In reaching any decision with respect to such investment, AHP will take into consideration various factors, such as the Company's business and prospects, its contractual rights and obligations under agreements between AHP and the Company, other developments concerning the Company, other investment opportunities available to AHP, and general economic and market conditions.

Item 5.   Interest in Securities of the Issuer.

     As previously reported, on September 2, 1994, AHP became the registered owner of 431,965 shares of Class A Common Stock representing approximately 5.9% of the outstanding Class A Common Stock.

     On November 24, 1994, all outstanding Class A Common Stock of the
Company were automatically converted into shares of Class B Common Stock at the ratio of 1 share of Class A Common Stock to 1.33 shares of Class B Common Stock. This conversion, which caused AHP's beneficial ownership of that class of equity securities to drop below 5% (converted into 574,513 shares of Class B Common Stock)

     Since June 30, 1996, the Company has exercised a Company Put on three occasions: (i) on August 29, 1996 converting $3.75 million of the principal amount of the First Note into 374,626 shares of Class B Common Stock; (ii) on March 20, 1997 converting $3.75 million of the principal amount of the First
Note into 374,626 shares of Class B Common Stock; and (iii) on July 28, 1997 converting the remaining $2.5 million of the principal amount of the First
Note into 249,749 shares of Class B Common Stock bringing the total shares currently owned to 1,573,514.

     Pursuant to AHP's right to convert the Second Note into 499,500 shares of Class B Common Stock effective on September 2, 1997, such shares are now deemed to be "beneficially owned" pursuant to Rule 13d-3 under the Exchange Act, bringing AHP's beneficial ownership of the class of equity securities to 2,073,014 shares or 6.2% of the outstanding Class B Common Stock.

     (a) Except as set forth herein, neither AHP nor, to its best knowledge, any of the persons named on Attachment A attached hereto, beneficially owns any Common Stock.

     (b) AHP has the sole power to vote all of the Common Stock it beneficially owns without restriction, except as described above.

     (c) Except as set forth herein, no transactions were effected in Common Stock during the past sixty (60) days by AHP nor, to the best of its knowledge, any person listed in Attachment A attached hereto that would require disclosure pursuant to Item 5(c).

     (d) Neither AHP nor, to its best knowledge, any of the persons named on Attachment A attached hereto, has or knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by AHP.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any other person with respect to any securities of the Company except as referred to or described herein.

Item 7.   Material to be Filed as Exhibits.

Exhibit I Schedule 13D filed by American Home Products Corporation with reference to the Class A Common Stock of Ligand Pharmaceuticals Incorporated, dated September 12, 1994, for the event which occurred on September 2, 1994 is hereby incorporated by reference thereto.

Exhibit II Amendment No. 1 to the Schedule 13D voluntarily filed by American Home Products Corporation with reference to the conversion of Class A Common Stock of Ligand Pharmaceuticals Incorporated to Class B Common Stock, dated December 22, 1994, for the event which occurred on November 24, 1994 is hereby incorporated by reference thereto.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 1997

                         AMERICAN HOME PRODUCTS CORPORATION

                         By: /s/ John R. Considine
                              John R. Considine
                              Vice President-Finance

                                             Attachment A

                Executive Officers and Directors
                                of
               American Home Products Corporation


     The names and titles of the executive officers and the names of the directors of American Home Products Corporation and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of American Home Products Corporation, 5 Giralda Farms, Madison, NJ 07940. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to American Home Products Corporation and each individual is a United States citizen.

EXECUTIVE OFFICERS            POSITION; PRESENT PRINCIPAL
                              OCCUPATION

John R. Stafford              Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Senior Executive Vice President

Joseph J. Carr                Senior Vice President

Louis L. Hoynes, Jr.          Senior Vice President and General
                              Counsel

William J. Murray             Senior Vice President

David M. Olivier              Senior Vice President

John R. Considine             Vice President - Finance

William A. Hawkins            Vice President

Paul J. Jones                 Vice President and Comptroller

Rene R. Lewin                 Vice President - Human Resources

Thomas M. Nee                 Vice President - Taxes

DIRECTORS

John R. Stafford              (as indicated above)

Robert G. Blount              (as indicated above)

Clifford L. Alexander, Jr.    President, Alexander & Associates
     Alexander & Associates   Inc. (consulting firm specializing
     400 C Street, N.E.       in workforce inclusiveness)
     Washington,D.C. 20002

Frank A. Bennack, Jr.         President and Chief Executive
     The Hearst               Officer The Hearst Corporation
     Corporation              (owns and operates communications
     959 Eighth Avenue        media)
     NY, NY 10019

Robin Chandler Duke           National Chair, Population Action
     435 E. 52nd St.          International
     NY, NY 10022

John D. Feerick               Dean of Fordham University School
     Fordham University       of Law since 1982
     School of Law
     140 West 62nd Street
     NY, NY 10023

John P. Mascotte              Retired (1995) Chairman and CEO
     222 Purchase Street      of The Continental Corporation
     Suite 345
     Rye, NY 10580

Mary Lake Polan,              Department Chair and Professor,
M.D., Ph.D.                   Stanford University School of
     Stanford University      Medicine
     School of Medicine
     100 Pasteur Drive
     Stanford, CA 94305

Ivan G. Seidenberg            Chairman and CEO NYNEX Corporation
     1095 Avenue of the       (communications company)
     Americas
     NY, NY 10036

John R. Torell III            Chairman, Torell Management Inc.
     Torell Management Inc.   (financial advisory company)
     767 Fifth Avenue
     46th Floor
     NY, NY 10017

William Wrigley               President, Chief Executive Officer
     Wm. Wrigley Jr.          and member of the Board,
     Company                  Wm. Wrigley Jr. Company
     410 North Michigan       (international manufacturer of
     Avenue                   chewing gum products)
     Chicago, Illinois
     60611